UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507).

(1)  BALANCE SHEET AS OF DECEMBER 31, 1995:

          Attached as Exhibit A.

(2)  INCOME STATEMENT FOR THE QUARTER ENDED DECEMBER 31, 1995:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED DECEMBER 31, 1995, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the fourth quarter of 1995, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213) and August 7, 1995 (HCAR. No. 26354) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in preliminary development activities for EWGs and FUCOs. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. (Ave Fenix), the 168 MW natural gas project currently under construction in the Republic of Argentina. Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 96% of the issued and outstanding common stock of Ave Fenix. Synchronization with the grid and commencement of testing is expected by mid-May.

     On December 8, 1995, the 114 MW natural gas-fired project (Central Termica San Miguel de Tucuman, S.A., "C.T.S.M.T.") located in the Republic of Argentina commenced commercial operation. Charter Oak, through its wholly-owned subsidiary COE Argentina II Corp. owns 33.33% of the issued and outstanding common stock of C.T.S.M.T.

     On January 26, 1996, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Plantas Eolicas S.A., the 20 MW wind project currently under construction in Costa Rica. Charter Oak through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas. Synchronization with the grid and commencement of testing is expected by mid-April.

     Charter Oak, through its wholly-owned subsidiary Charter Oak (Paris), Inc., pursuant to the permission granted by the Commission (HCAR. No. 24893), has an approximately 10% beneficial equity ownership interest in a 213 MW gas-fired operational qualifying cogeneration facility in Paris, Texas.

     On September 24, 1993, NU was granted permission (HCAR. No. 70-8084) to invest up to $7 million in Charter Oak for the purchase of an interest in two non-utility subsidiaries to own an interest in a foreign utility company, Encoe Partners. Encoe Partners is a general partnership formed for the sole purpose of building, owning and operating a power generating facility in the United Kingdom ("Power Plant") and acquiring a one-third interest in certain rights and obligations under a power contract. The Power Plant is 2.176 MW and will produce power by harnessing the pressure in the natural gas pipeline feeding the 1,875 MW Teesside Project in Teesside, Wilton, Cleveland, England. This transaction was completed by Charter Oak on the close of business on September 30, 1993 by acquiring interests in two non-utility subsidiary companies, COE (UK) Corp. and COE (GENCOE) Corp.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     Charter Oak filed two Form U-57s notifying the Commission of foreign utility company status: 1.) on January 26, 1996 for the Costa Rica wind project currently under construction and 2.) on December 5, 1995 for the 168 MW natural gas-fired Ave Fenix Energia S. A. project in the Republic of Argentina.



(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGS AND FUCOs FOR THE QUARTER ENDING DECEMBER 31, 1995.

     Attached as Exhibit C.

     The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending December 31, 1995 is approximately $20.1 million.

     On August 4, 1995, Charter Oak Energy, Inc. (COE) entered into a contract guaranteeing the payment of the contract price of a construction contract between a subsidiary company and a third party vendor. COE's cumulative aggregate liability, as guarantor, under this contract is approximately $20 million. COE is a wholly-owned subsidiary of Northeast Utilities (NU), which has agreed to provide, if needed, the funds necessary to meet the terms of the guarantee. COE expects that the subsidiary will meet its contractual obligations and COE will not be called upon to perform under this guarantee.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille



Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
February 29, 1996

























               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES  EXHIBIT A
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                   December 31,
                                            ---------------------------
                                                1995           1994
                                            ------------   ------------
                                               (Thousands of Dollars)

ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             47             45
                                            ------------   ------------
         Total net utility plant                      5              7
                                            ------------   ------------
Other Investments, at cost                       41,221         11,137
                                            ------------   ------------
Current Assets:
  Cash                                            1,798          5,913
  Receivables from affiliated companies            -               590
                                            ------------   ------------
                                                  1,798          6,503
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes                 130            529
  Deferred development costs                      4,911          2,368
  Other                                             740            837
                                            ------------   ------------
                                                  5,781          3,734
                                            ------------   ------------
       Total Assets                         $    48,805    $    21,381
                                            ============   ============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                       63,913         31,211
  Retained earnings                             (16,704)       (12,489)
                                            ------------   ------------
    Total capitalization                         47,209         18,722
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                  (65)            36
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                1,226          1,091
  Accounts payable to affiliated companies          336            567
  Taxes accrued                                      58            869
  Other                                              41             96
                                            ------------   ------------
                                                  1,661          2,623
                                            ------------   ------------

    Total Capitalization and Liabilities    $    48,805    $    21,381
                                            ============   ============

                                                              EXHIBIT B
                 CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Three Months Ended
                                                     December 31,
                                              ---------------------------
                                                  1995           1994
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         2,344          3,411
  Depreciation                                        159            178
  Federal and state income taxes                     (284)          (566)
  Taxes other than income taxes                         4              5
                                              ------------   ------------
     Total operating expenses                       2,223          3,028
                                              ------------   ------------
Operating Loss                                     (2,223)        (3,028)
                                              ------------   ------------

Other Income:
  Investment income                                   203            395
  Other, net                                           79             20
                                              ------------   ------------
    Total other income                                282            415
                                              ------------   ------------
     Loss before interest charges                  (1,941)        (2,613)
                                              ------------   ------------

Interest Charges                                     -                 2
                                              ------------   ------------

Net Loss                                      $    (1,941)   $    (2,615)
                                              ============   ============






















                       Charter Oak Energy and Subsidiaries
Exhibit C
                         Detail of Intercompany Services
                     Fourth Quarter Ending December 31, 1995

                              Charter Oak Energy
                              ------------------
                                                           NON-
Service         Type of Services                PAYROLL    PAYROLL    TOTAL
Provided By     Provided
----------------------------------------------------------------------------
NUSCO           Charter Oak staff                126,364    24,199   150,563
                Accounting and                     6,507     3,830    10,337
                    financial services
                Legal services                     2,058     1,853     3,911
                Miscellaneous                      2,832       463     3,295
                                                 ----------------------------
                          Total NUSCO Services   137,761    30,345   168,106
                                                 ----------------------------
COE
DEVELOPMENT
CORP            Legal services                         0     7,366     7,366
                Miscellaneous                          0     8,589     8,589
                                                 ----------------------------
                     Total COE Dev. Services           0    15,955    15,955
                                                 ----------------------------

                     Total Services Provided     137,761    46,300   184,061
                                                 ============================


                             COE Development Corp.
                             ---------------------
                                                           NON-
Service         Type of Services                PAYROLL    PAYROLL    TOTAL
Provided By     Provided
----------------------------------------------------------------------------
NUSCO           Charter Oak staff                264,055   243,115   507,170
                Engineering services              69,697    32,921   102,618
                Legal services                         0   151,124   151,124
                Miscellaneous                     46,651    17,821    64,472
                                                -----------------------------
                   Total NUSCO Services          380,403   444,981   825,384
                                                -----------------------------

CL&P            Miscellaneous                        435       430       865
                                                -----------------------------
                    Total CL&P Services              435       430       865
                                                -----------------------------

PSNH            Engineering services               5,481     3,381     8,862
                Legal services                         0     3,563     3,563
                                                -----------------------------
               Total PSNH Services                 5,481     6,944    12,425
                                               ------------------------------

WMECO           Engineering services                   0     1,777     1,777
                Legal services                     4,216     2,121     6,337
                                               ------------------------------
                Total WMECO Services               4,216     3,898     8,114
                                               ------------------------------

CHARTER OAK
ENERGY          Legal services                         0    28,888    28,888
                                               ------------------------------
               Total COE Services                      0    28,888    28,888
                                               ------------------------------

           Total Services Provided                390,535   485,141   875,676
                                               ==============================



                                COE (UK) Corp.
                                --------------
Service         Type of Services                PAYROLL    PAYROLL    TOTAL
Provided By     Provided
----------------------------------------------------------------------------

NUSCO           Charter Oak staff                 2,542     1,925     4,467
                Accounting and
                financial services                  202         0       202
                                              ------------------------------
                Total NUSCO Services              2,744     1,925     4,669
                                              ------------------------------

COE DEVELOPMENT
CORP            Legal services                        0        82        82
                Miscellaneous                         0        44        44
                                              ------------------------------
                Total COE Dev. Services               0       126       126
                                              ------------------------------

         Total Services Provided                  2,744     2,051     4,795
                                              ==============================


                               COE Tejona Corp.
                               ----------------

Service         Type of Services                PAYROLL    PAYROLL    TOTAL
Provided By     Provided
----------------------------------------------------------------------------
NUSCO           Accounting information
                services                             0      (366)     (366)
                                              ==============================